

SECURITI

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing Section
FEB 29 2016
Washington DC
404

SEC FILE NUMBER
8- 48011

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RenCap Securities, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

780 Third Ave, 20th FL
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony Simone 646-216-1733
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Anthony Simone, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RenCap Securities, Inc, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

02/24/2016

Notary Public


MICHAEL I LINEBERRY
Notary Public - State of New York
NO. 01LI6235587
Qualified in New York County
My Commission Expires Feb 14, 2019

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RenCap Securities, Inc.

Statement of Financial Condition

December 31, 2015

Contents



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
RenCap Securities, Inc.

We have audited the accompanying statement of financial condition of RenCap Securities, Inc. as of December 31, 2015 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. RenCap Securities, Inc.'s management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of RenCap Securities, Inc. as of December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

Marcum LLP

New York, NY
February 25, 2016



Marcum LLP ▪ 750 Third Avenue ▪ 11th Floor ▪ New York, New York 10017 ▪ Phone 212.485.5500 ▪ Fax 212.485.5501 ▪ marcumllp.com

RenCap Securities, Inc.

Statement of Financial Condition

December 31, 2015

Assets	
Cash	$ 10,408,518
Receivables from clearing broker	1,290,217
Fixed assets, net	755,248
Due from affiliates	123,356
Prepaid income taxes	788,297
Deferred tax asset, net	990,611
Other assets	326,168
Total assets	$ 14,682,415
Liabilities and stockholder's equity	
Liabilities:	
Accrued compensation	$ 2,045,893
Accounts payable and accrued expenses	307,988
Due to affiliates	33,261
Total liabilities	2,387,142
Stockholder's equity:	
Common stock, $0.01 par value; 100 shares authorized, issued, and outstanding	1
Additional paid-in capital	21,549,999
Less: loan to affiliate	(15,000,000)
Retained earnings	5,745,273
Total stockholder's equity	12,295,273
Total liabilities and stockholder's equity	$ 14,682,415

The accompanying notes are an integral part of this financial statement.

1. Organization

RenCap Securities, Inc. (the "Company") is a broker-dealer registered under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly-owned subsidiary of Renaissance UK Holdings Limited (the "Parent"), a UK registered company, which is a wholly-owned subsidiary of Renaissance Financial Holdings Limited, a limited liability company incorporated in Bermuda. The financial statements of the Parent are consolidated in the financial statements of the holding company, Renaissance Capital Investments Limited ("RCIL"). RCIL is primarily engaged in the Russian and Central Independent States financial markets and provides a full range of financial services to clients.

The Company is engaged principally in the purchase and sale of American Depository Receipts, Global Depository Receipts and local shares linked to the Russian and African equity markets. Trades are executed on an agency basis. The Company provides its foreign affiliates with access to financial institutions primarily located in the United States and Latin America. In exchange for these services the Company earns a net share of commission and brokerage income.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates in the Financial Statement

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Cash and Cash Equivalents

The Company considers all highly liquid temporary cash investments with an original maturity of three months or less when purchased to be cash equivalents.

As December 31, 2015, the Company had no cash equivalents.

2. Significant Accounting Policies (continued)

Fixed Assets

Furniture, equipment and computer software are carried at cost and are depreciated on a straight-line basis using the estimated useful lives of the respective assets, ranging from three to five years.

Leasehold improvements are being amortized on a straight-line basis over the shorter of the estimated useful life of the improvement or the term of the lease.

Income Taxes

The Company accounts for taxes under the liability method, tax rates are applied to cumulative temporary differences based on when and how they are expected to affect the tax return.

Deferred income tax assets and liabilities are determined based upon differences between financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

The Company accounts for uncertain income tax position under a "more likely than not" recognition threshold before being recognized in the financial statement which requires the measurement of uncertain tax positions, the classification of interest and penalties and disclosure for tax reserves. As of December 31, 2015 the Company had no uncertain tax position that would require to be recorded or disclosed in the financial statement of the Company.

Subsequent Events

The company has evaluated subsequent events for recognition and disclosure through the date this financial statement was available to be issued.

3. Net Capital and Other Regulatory Requirements

The Company, a registered broker dealer, is subject to Rule 15c3-1, the Uniform Net Capital Rule, of the Securities and Exchange Commission ("SEC"). This rule requires the maintenance of minimum net capital of $250,000. The company complies with the alternative net capital requirement allowed in Appendix E of Rule 15c3-1. At December 31, 2015, the company had net capital of $9,311,593 which was $9,061,593 in excess of the required minimum net capital.

Advances, dividends, and capital withdrawals may be limited by various regulations in order to maintain required minimum net capital.

Proprietary balances, if any, held at the Company's clearing broker ("PAIB assets") are considered allowable assets for net capital purposes, pursuant to agreements between the Company and the clearing broker, which require, among other things, that the clearing broker performs computations for PAIB assets and segregates certain balances on behalf of the Company, if applicable.

3. Net Capital and Other Regulatory Requirements (Continued)

With respect to its introduced customer transactions in domestic securities, the Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(ii) of that rule.

4. Receivables from Clearing Broker

The Company introduces and clears certain customer trades on a fully disclosed basis through its clearing broker, Convergex Execution Solutions, LLC. In the normal course of business, the Company will have commissions receivable. At December 31, 2015 the total amount due from Convergex was $1,290,217 of which $1,000,000 consists of a clearing deposit and $117,272 consists of commissions' receivable.

5. Fixed Assets

Fixed assets at December 31, 2015 consist of the following:

Equipment	$ 684,358
Leasehold improvements	3,958,799
Computer software	18,781
Furniture and fixtures	458,969
Total Fixed assets	5,120,907
Less: accumulated depreciation and amortization	4,365,659
Fixed assets, net	$ 755,248

6. Income Taxes

At December 31, 2015, the Company recorded a deferred tax asset of $990,611, (net of deferred tax liability of approximately $250,000) which primarily relates to accrued bonus compensation not yet deductible for tax purposes and net operating loss carryforwards. At December 31, 2015, the Company did not record a valuation allowance for its deferred tax assets as it is more likely than not that the deferred tax assets will be fully realized. The Company analyzed its tax positions with respect to applicable income taxes for open tax years in each respective jurisdiction with a tax analysis as of December 31, 2015 and determined that there was no requirement to accrue any liabilities. Accordingly, the Company did not accrue any interest or penalties for the year ended December 31, 2015.

7. Related Party Transactions

Included in due to affiliates on the statement of financial condition is costs paid for the company by affiliates of $33,261. Amounts due from affiliates generally arise from costs paid by the company on behalf of its affiliates. At December 31, 2015, this amounted to $123,356. Also included in due from affiliates on the statement of financial condition is $96,077 related to the cost plus transfer pricing methodology.

7. Related Party Transactions (Continued)

At December 31, 2015, a loan outstanding to the Company's affiliate totaled $15,000,000. The interest on the loan is 1.6% and the loan matures on March 24, 2016. This loan has been reported as a reduction of stockholder's equity in the accompanying statement of financial condition.

8. Commitments, Contingent Liabilities and Concentration of Credit Risk

In the normal course of business, the Company enters into various equity transactions as the agent. The execution and settlement of these transactions can result in off-balance-sheet risk or concentrations of credit risk.

The Company is exposed to off-balance-sheet risk of loss on unsettled transactions in the event clients and other counterparties are unable to fulfill contractual obligations. All trades outstanding at December 31, 2015, settled in a timely manner, resulting in no exposure to unsettled transactions as of December 31, 2015. The Company is also exposed to credit risk as it relates to the collection of receivables from third parties.

The Company maintains its cash balances with one major financial institution.

9. Fair Value Measurement

Certain financial instruments are carried at cost on the statement of financial condition, which approximates fair value due to their short term highly liquid nature and are classified as Level 1. These financial instruments include cash, receivables, accounts payable, and accrued expenses. At December 31, 2015 the company did not hold any level 2 or 3 assets or liabilities.

10. Incentive Compensation Plans

Certain employees of the Company participate in a long-term incentive compensation plan (the "Plan"). The Plan allows for a deferral of compensation awards payable in cash subject to certain vesting provisions.

11. Commitments and Contingencies

Litigation

From time to time, the Company may be involved in ordinary routine litigation incidental to its business. Currently, there are no litigations against the Company.

Certain conditions may exist as of the date the financial statement is issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company, or un-asserted claims that may result in such proceedings, the

11. Commitments and Contingencies (Continued)

Company evaluates the perceived merits of any legal proceedings or unasserted claims, as well as the perceived merits of the amount of relief sought or expected to be sought therein.

During the normal course of business, the Company is subject to routine examinations by regulatory authorities. As of December 31, 2015, there are no outstanding issues as a result of these examinations that could have a material impact to the financial statement.

Indemnifications

The Company functions as an introducing broker that places and executes customer orders. The orders are then settled by an unrelated clearing organization that maintains custody of customers' securities. Through indemnification provisions in agreements with clearing organizations, customer activities may expose the Company to off-balance sheet credit risk. Financial instruments may have to be purchased or sold at prevailing market prices in the event a customer fails to settle a trade on its original terms or in the event cash and securities in customer margin accounts are not sufficient to fully cover customer obligations. The Company seeks to control the risks associated with customer activities through customer screening and selection procedures as well as through requirements on customers to maintain margin collateral in compliance with various regulations and clearing organization policies.

Statement of Financial Condition

RenCap Securities, Inc.
December 31, 2015
With Report of Independent Registered Public Accounting Firm